Filed by NewHold Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-39417

Subject Company: Evolv Technologies, Inc.

evolv technology

Evolv Technology

Published by HubSpot ? · 20h ·

We are excited for the next step in our journey!

https://bit.ly/2OGZIRx

The Boston Globe

http://nhicspac.com/NHIC-Evolv-legal-legends/

#touchlesssecurity #crowdsafety #goingpublic #security #safety #publicsafety #humansecurity #touchlessscreening #SPAC #growthjourney #ai #techtrends



evolv Announcement
Crowd-Safety Tech Company Evolv Inks $1.7 Billion SPAC Deal to Go Public
evolv technology

get_id=2345650135665881

Evolv Technology
4,592 followers
20h • Edited •

We are excited for the next step in our journey!

https://bit.ly/3cfrnBj

Boston Globe Media

https://lnkd.in/dZWhJPK

#touchlesssecurity #crowdsafety #goingpublic #security #safety #publicsafety #humansecurity #touchlessscreening #SPAC #growthjourney #ai #techtrends


evolv Announcement
Crowd-Safety Tech Company Evolv Inks $1.7 Billion SPAC Deal to Go Public
evolv technology

Evolv Technology @EvolvTechnology · 20h

We are excited for the next step in our journey!

bit.ly/3v8Mrlv

@BostonGlobe

#SPAC #touchlesssecurity


evolv Announcement
Crowd-Safety Tech Company Evolv Inks $1.7 Billion SPAC Deal to Go Public
evolv technology

1 3

Show this thread

Evolv Technology
Published by HubSpot · 21h ·

We are looking forward to this new opportunity to grow.

https://bit.ly/30tHvJW

Newsweek

http://nhicspac.com/NHIC-Evolv-legal-legends/

#goingpublic #threatdetection #crowdsafety #security #safety #publicsafety #humansecurity #touchlessscreening #SPAC



NEWSWEEK.COM

What Is Evolv? "Human security" firm backed by Bill Gates to go public in SPAC merger

Evolv Technology
4,592 followers
21h • Edited •

We are looking forward to this new opportunity to grow.

https://bit.ly/3bx9U8l

Newsweek

https://lnkd.in/dZWhJPK

#goingpublic #threatdetection #crowdsafety #security #safety #publicsafety #humansecurity #touchlessscreening #SPAC


evolv Announcement
Human Security Firm Backed by Bill Gates to Go Public in SPAC Merger
evolv technology

Evolv Technology @EvolvTechnology · 21h

We are looking forward to this new opportunity to grow.

bit.ly/3vk0FAm

@Newsweek

#goingpublic #threatdetection



What Is Evolv? "Human security" firm backed by Bill Gates to go pu...

Formed in 2013, Evolv's technology uses sensors and artificial intelligence (AI) to screen people as they enter buildings or venues, ...

newsweek.com

2 8 16

Evolv Technology @EvolvTechnology · 16h

nhicspac.com/NHIC-Evolv-leg...

Evolv Technology
Published by HubSpot · 20h ·

Learn more about our thrilling news in our press release:
https://bit.ly/3rK8GfP

http://nhicspac.com/NHIC-Evolv-legal-legends/

#SPAC #touchlesssecurity #crowdsafety #goingpublic #security #safety #publicsafety #humansecurity #touchlessscreening #pressrelease #growthjourney



evolv technology
Press Release
"Evolv Technology, the Leader in AI-Enabled Touchless Security Screening, to Become Publicly Traded Through Merger With NewHold Investment Corp."
Read Here

Evolv Technology
4,592 followers
19h •

Learn more about our thrilling news in our press release: https://bit.ly/3qy6AOo

https://lnkd.in/dZWhJPK

#SPAC #touchlesssecurity #crowdsafety #goingpublic #security #safety #publicsafety #humansecurity #touchlessscreening #pressrelease #growthjourney


evolv technology
Press Release
"Evolv Technology, the Leader in AI-Enabled Touchless Security Screening, to Become Publicly Traded Through Merger With NewHold Investment Corp."
Read Here

20 • 1 comment

Evolv Technology @EvolvTechnology · 20h

Learn more about our thrilling news in our press release: bit.ly/3ci5bGB

#SPAC #touchlesssecurity



evolv technology
Press Release
"Evolv Technology, the Leader in AI-Enabled Touchless Security Screening, to Become Publicly Traded Through Merger With NewHold Investment Corp."
Read Here

1 1 3

Evolv Technology
Published by HubSpot · 18h ·

Thank you, @Reuters. We are all very excited.

https://reut.rs/3elkMbf

http://nhicspac.com/NHIC-Evolv-legal-legends/

#SPAC #weaponsdetection #crowdsafety #goingpublic #security #safety #publicsafety #humansecurity #touchlessscreening #publicsafety #growthjourney


evolv Announcement
U.S. Crowd-Safety Firm
Evolv to Go Public in
$1.7 Billion SPAC Deal
evolv
technology

Evolv Technology
4,592 followers
18h • Edited •

Thank you, Reuters. We are all very excited.

https://reut.rs/3t4kB8d

https://lnkd.in/dZWhJPK

#SPAC #weaponsdetection #crowdsafety #goingpublic #security #safety #publicsafety #humansecurity #touchlessscreening #publicsafety #growthjourney


evolv Announcement
U.S. Crowd-Safety Firm Evolv to Go Public in $1.7 Billion SPAC Deal
evolv technology

U.S. crowd-safety firm Evolv to go public in $1.7 billion SPAC deal

Evolv Technology @EvolvTechnology · 18h

Thank you, @Reuters. We are all very excited.

reut.rs/3rDObkU

#SPAC #weaponsdetection


evolv Announcement
U.S. Crowd-Safety Firm Evolv to Go Public in $1.7 Billion SPAC Deal
evolv technology

2

Evolv Technology
Published by HubSpot ? · 5m ·

We are thrilled about the next steps in our adventure.

https://bit.ly/3qB2yVJ

@SSIMagazine

https://bit.ly/3qIpbHX

#goingpublic #weaponsdetection #crowdsafety #security #safety #publicsafety #humansecurity #touchlessscreening #SPAC #growthopportunity #growthjourney



SECURITYSALES.COM

Evolv Technology to Go Public in $1.7B Merger With Investment Firm

Evolv Technology
4,598 followers
2m •

We are thrilled about the next steps in our adventure.

https://bit.ly/3l338u8

Security Sales & Integration

https://bit.ly/3vclw7l

#goingpublic #weaponsdetection #crowdsafety #security #safety #publicsafety #humansecurity #touchlessscreening #SPAC #growthopportunity #growthjourney



Evolv Technology to Go Public in $1.7B Merger With Investment Firm

securitysales.com • 3 min read

Evolv Technology @EvolvTechnology · 2s

We are thrilled about the next steps in our adventure.
bit.ly/30JzfWB

@SSIMagazine

bit.ly/2N5hHAN

#goingpublic #weaponsdetection



Evolv Technology
Published by HubSpot · 13m ·

It's been an amazing journey and we're looking forward to the growth ahead.

https://bit.ly/3t852ww

@TriangleBIZJrnl

https://bit.ly/3qAVpEE

#SPAC #growthopportunity #crowdsafety #goingpublic #security #safety #publicsafety #humansecurity #touchlessscreening #growthjourney #securityofficers



evolv Announcement
High-Tech Firm With Duke University Roots Jumps on the SPAC Train to Go Public

Evolv Technology
4,593 followers
13m •

It's been an amazing journey and we're looking forward to the growth ahead.

https://bit.ly/2N4M76d

Triangle Business Journal

https://bit.ly/3taNsHV

#SPAC #growthopportunity #crowdsafety #goingpublic #security #safety #publicsafety #humansecurity #touchlessscreening #growthjourney #securityofficers


evolv Announcement
High-Tech Firm With
Duke University Roots
Jumps on the SPAC
Train to Go Public
evolv
technology

Evolv Technology @EvolvTechnology · 15m

It's been an amazing journey and we're looking forward to the growth ahead.

bit.ly/3bz9yy8

@TriangleBIZJrnl

bit.ly/3quY5E1

#SPAC #growthopportunity



evolv Announcement
High-Tech Firm With Duke University Roots Jumps on the SPAC Train to Go Public
evolv technology

Evolv Technology

Published by HubSpot · 22h ·

Thank you WSJ Magazine. We are thrilled for this exciting adventure.

https://on.wsj.com/38rSwjg

http://nhicspac.com/NHIC-Evolv-legal-legends/

#crowdsafety #goingpublic #security #safety #publicsafety #humansecurity #touchlessscreening



WSJ.COM

WSJ News Exclusive | Crowd-Safety Company Evolv Going Public in $1.7 Billion SPAC Merger

evolv technology

Evolv Technology

4,592 followers

22h • Edited •

Thank you The Wall Street Journal. We are thrilled for this exciting adventure.

https://on.wsj.com/3v8R9Qn

https://lnkd.in/dZWhJPK

#crowdsafety #goingpublic #security #safety #publicsafety #humansecurity #touchlessscreening



WSJ News Exclusive | Crowd-Safety Company Evolv Going Public in $1.7 Billion SPAC Merger

Evolv Technology @EvolvTechnology · 22h

Thank you @WSJ. We are thrilled for this exciting adventure.

on.wsj.com/3v2FSku

#crowdsafety #goingpublic



WSJ News Exclusive | Crowd-Safety Company Evolv Going Public in ...

Microsoft co-founder Bill Gates and former Florida Gov. Jeb Bush are two of Evolv's investors.

wsj.com

1 4 7

Evolv Technology @EvolvTechnology · 16h

nhicspac.com/NHIC-Evolv-leg...